

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 6, 2010

Mr. Edward F. Myers II
Principle Executive Officer
Unseen Solar, Inc.
505 Camino Elevado
Bonita, CA 91902

RE: Unseen Solar, Inc.
Registration Statement on Form S-1
Filed March 10, 2010
File No. 333-165381

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to

avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You issue penny stock;

- You have no operations, nominal assets other than cash and no employees; and

- The registration statement contains very general disclosure related to the nature of your business plan.

Based on the foregoing and other facts, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C.

2. If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger or other business combination. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should describe the various steps and funding necessary to take you to operating stage. We may have additional comments following the review of your revised disclosures.

Cover Page of Registration Statement

3. We note the disclosure on the cover page that your primary standard industrial classification code number is 5074. Our records indicate that your code number should be 3585 or 6770 . Please advise or revise accordingly.

Plan of Distribution, page 9

4. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

5. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact, how will they identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

6. Please clarify in this section that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.

Description Of Securities, page 10

Common Stock

7. We note the statement in the second paragraph suggesting that the summary is qualified by reference to Delaware corporate law. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

Interests of Named Experts and Counsel, page 11

8. Please disclose the address of counsel who passed on the legality of the shares being issued. Refer to paragraph 23 of Schedule A of the Securities Act.

Description of Our Business, page 11

9.   Please remove the statement that the "…information contained herein does not purport to be all or to contain all the information that a prospective investor may desire."

Patents, Trademarks, Franchises, Concessions, Royalty Agreements or Labor Contracts, page14

10. Tell us what would happen if the provisional patent expires in May 2010 before the company is able to obtain the conventional patent.

Significant Accounting Policies, page 18

11. Please revise your filing to clarify when you use the straight-line method of depreciation and when you use the declining balance method.

Significant Employees, page 19

12. In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Myers' business experience in the last five years,

Audited Financial Statements

Statement of Cash Flows, page F-5

13. Since the total proceeds you received upon the issuance of common stock to Dr.
Myers was $5,000, please revise to present the amount of total proceeds on a single
line item instead of presenting separate line items for the amounts allocated to
common stock and additional paid-in-capital. Please refer to FASB ASC 230-10-55-
13 for an example of this presentation.

Note 1 – Organization and Description of Business, page F-6

14. Please revise to disclose your fiscal year-end.

Note 3 – Provision for Income Taxes, page F-7

15. Please revise to disclose the following (refer to FASB ASC 740-10-50):
   - The amounts and expiration dates of operating loss carryforwards;
   - The approximate tax effect of each temporary difference and carryforward that
gives rise to a significant portion of deferred tax assets;
   - The significant components of income tax expense;
   - A reconciliation (using percentages or dollar amounts) of the reported amount of
income tax expense attributable to continuing operations for the period to the
amount of income tax that would result from applying domestic federal statutory
tax rates to pretax income (loss) from continuing operations;
   - The unrecognized tax benefit related disclosures described in FASB ASC 740-10-
50-15.

Legal Opinion

16.   Please amend the opinion to clarify that you are opining that the shares being
offered are fully paid and non-assessable. We note the statement that the shares are
"authorized as fully paid and non-assessable."

Exhibit 23.1

17. Please have your independent accountant revise their consent to correct the
typographical error of your company name.

*   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with mark copies of the amendment to expedite

our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event that the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-37369 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

CC: Abby L. Ertz, Esq.
         The Ertz Law Group
         2534 State Street, Suite 203
         San Diego, CA 92101
         Facsimile (619)795-8400